CLEARVIEW TRADING ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2016

ASSETS			2016
Current Assets:			
Cash and cash equivalents			$ 512,258
Commissions receivable from clearing broker			14,617
Clearing deposit			1,002,721
Securities owned, at market value			379,634
Prepaid expenses			12,870
Total Current			$ 1,922,100
Fixed Assets:			
Furniture, fixtures and equipment, (at cost)	$ 208,589		
(Less): accumulated depreciation	(62,692)		
Net Book Value	$ 145,897		
Leasehold improvements, net	71,942		217,839
Other assets			11,150
TOTAL ASSETS			$ 2,051,089
LIABILITIES AND STOCKHOLDERS' EQUITY			
LIABILITIES			
Current Liabilities:			
Accounts payable and accrued expenses			$ 267,442
Deferred rent liability			127,554
Securities sold not yet purchased			75,487
Taxes payable			10,000
TOTAL LIABILITIES			$ 480,483
STOCKHOLDERS' EQUITY			
Common stock, no par value, 200 shares authorized,			
issued and outstanding (see note 5a)		$ 12,500	
Paid-in-capital		1,840,754	
Retained Earnings, start of year, (July 1, 2015)	$ 76,618		
Net (Loss) for the year ended June 30, 2016	(259,266)		
Retained Earnings. end of year, (June 30, 2016)		(182,648)	
TOTAL STOCKHOLDERS' EQUITY			$ 1,670,606
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$ 2,151,089

See accompanying notes to the financial statements.